DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

March 1, 2010

Via facsimile 202.772.9203

U. S. Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Daniel F. Duchovny, Esquire

Re:	Wells Real Estate Investment Trust II, Inc.
Schedule 14D-9 filed February 3, 2010
File No. 005-85183

Dear Mr. Duchovny:

We have received your comment letter dated February 11, 2010 (the “Comment Letter”) in connection with your review of the Wells Real Estate Investment Trust II, Inc. (the “Company”) Solicitation/ Recommendation Statement on Schedule 14D-9 filed on February 3, 2010. We have filed today a revised Solicitation/Recommendation Statement on Schedule 14D-9 in response to the Comment Letter.

This letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in your Comment Letter. For your convenience, your comments have been reproduced below, together with our responses.

Schedule 14D-9

Past Contacts, Transactions, page 2

1.	Please tell us why you need to qualify your disclosure in this section “to the knowledge of the Company.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also apply this comment to Item 6.

Response:

The Company has deleted the qualifier in Item 3 and Item 6 as requested.

The Solicitation or Recommendation – Reasons for the Recommendation, page 3

2.	Please expand your disclosure of the reasons for your recommendation that security holders reject the offer. For example, (i) disclose in the first bullet point that security holders face a limited trading market and that you have suspended the share redemption plan so security holders do not have many liquidity alternatives, (ii) clarify why the board believes the net asset value of the

Securities and Exchange Commission

Attn: Daniel F. Duchovny, Esquire

shares is higher than the offer price and disclose your estimated NAV, (iii) clarify the specific aspects of your “portfolio of properties, including the creditworthiness of its tenants, the schedule of lease expirations and geographic and tenant diversification” that support your recommendation, (iv) quantify the results of your discussions with your “management and the Company’s outside advisors regarding the trading prices of listed real estate investments trusts relative to their net operating income and funds from operations,” and (v) clarify that the offer conditions are subject to the bidder’s “reasonable” discretion.

Response:

The Company has expanded the disclosure as requested to the extent possible. With respect to your request to disclose our estimated NAV, the Company’s Board of Directors has never estimated the Company’s NAV, which fact is now set forth in the Schedule 14D-9/A. With respect to your request to quantify the results of the Board of Directors’ discussions with management and the Company’s outside advisors regarding the trading prices of listed real estate investment trusts relative to their net operating income and funds from operations, we have revised the disclosure to reference only “adjusted funds from operations,” as the Company is in a better position to provide the requested quantitative information regarding that financial measure than the other financial measures previously referenced.

*    *    *    *

The Company hereby acknowledges that: (i) the Company and the other participants are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure made in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company and the other participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

By:	/s/ Robert H. Bergdolt
Robert H. Bergdolt
robert.bergdolt@dlapiper.com

Enclosure

cc:	Leo F. Wells, III